UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Thematic, Inc.

Legal status of issuer

> ***Form***
> Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> April 29, 2016

Physical address of issuer
5875 Blackwelder Street, Culver City, California 90232

Website of issuer
http://hellothematic.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$750,000.00

Deadline to reach the target offering amount
March 16, 2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end (December 31, 2018)	**Prior fiscal year-end** (December 31, 2017)
Total Assets	$32,021.00	$997.00
Cash & Cash Equivalents	$17,758.00	$997.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$2,735.00	$105,291.00
Long-term Debt	$183,035.00	$280,339.00
Revenues/Sales	$10,481.00	$7,100.00
Cost of Goods Sold	$0.00	$5,167.00
Taxes Paid	$1,235.00	$800.00
Net Income	-$1,366,100.00	-$219,337.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 5, 2020

FORM C/A

Up to $750,000.00

Thematic, Inc.



Explanatory Note

Thematic, Inc. (the "Company") is filing this Amendment to its Form C, which was first filed with the Securities and Exchange Commission on December 5, 2019. A previous amendment was filed on December 9, 2019 to clarify the description of the perks in the offering. This Amendment is filed to add a webinar transcript attached hereto as (Exhibit G) and to extend the offering end date to March 16, 2020.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Thematic, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $750,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission, whether direct or indirect, and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0	$50,000.00
Aggregate Maximum Offering Amount	$750,000.00	$0	$750,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The issuer will not owe a commission, whether cash or otherwise, to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6)   of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.)   must file a report with the Commission annually and post the report on its website at http://hellothematic.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b))   by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is February 5, 2020.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR

FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: http://hellothematic.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Thematic, Inc. (the "Company") is a Delaware corporation, formed on April 29, 2016. The Company is currently also conducting business under the name of Thematic.

The Company is located at 5875 Blackwelder Street, Culver City, California 90232.

The Company's website is http://hellothematic.com/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Thematic offers a platform centered around label agnostic, community-based music licensing services that connects emerging and established music artists with digital media content creators across YouTube and other digital platforms. It anticipates generating revenue from subscription services and one-off pricing for on-demand features.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$750,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$750,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 16, 2020
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 33 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability in the future.
We have incurred operating losses in the past, including the two recent fiscal years ending December 31, 2018 and December 31, 2017. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in research and development, expand our operating infrastructure, add content and software features to our platform, expand into new geographies, and develop new services and products. These efforts and expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our revenue to offset our operating expenses. Our revenue growth may slow or our revenue may decline for a number of other reasons, including reduced demand for our products and services, increased competition, a decrease in the growth or reduction in size of our overall market, or if we cannot capitalize on growth opportunities. If our revenue does not grow at a greater rate than our operating expenses, we will not be able to achieve and maintain profitability.

The market for our products and services is still in the early stages of growth and if it does not continue to grow, grows more slowly than we expect, or fails to grow as large as we expect, our business, financial condition, and operating results may be adversely affected.
The market of music licensing services for digital platform content creators (e.g., Youtubers) is relatively new, rapidly growing, largely unproven, and it is uncertain whether it will sustain high levels of demand and achieve wide market acceptance. Our success depends significantly on the willingness of digital platform content creators to use our services and licensed music. To be successful, we will have to promote our services through significant investment and provide quality services and sufficient music resources that are competitive in the market. It is difficult to predict the future growth rates, if any, and size of our market. We cannot assure you that our market will develop or that our services will be widely adopted. If our market does not develop, develops more slowly than expected, or becomes saturated with competitors, or if our services do not achieve market acceptance, our business, financial condition, and operating results could be adversely affected.

The Company may not be able to attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our products or services. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which would adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our music licensing service is highly competitive.

We face competition with respect to the products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved music licensing services and thus may be better equipped than us to develop and commercialize music licensing services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our music licensing service will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of licensed music, our business depends on developing and maintaining close and productive relationships with music rights holders, and we may be found to breach our obligations in the music license agreements with such rights holders.
We provide music licensed from third-party rights holders to digital content creators for use in their creation of content on digital platforms. To secure the rights to use music, we enter into agreements to obtain licenses from rights holders such as music publishers, record labels, artists, and other copyright owners or their agents. We cannot guarantee that we currently hold, or will always hold, every necessary right to use all of the music that is used on our service, and we cannot assure you that we are not infringing or violating any third-party intellectual property rights, or that we will not do so in the future. If we breach any obligations in any of our license agreements, or if we use the licensed music in ways that are found to exceed the scope of such agreements, we could be subject to monetary penalties or claims of infringement, and our rights under such agreements could be terminated. Additionally, we depend on the music rights holders to provide adequate music for us to license. We would suffer an adverse impact if the music rights holders fail to provide us with adequate music resources according to the contracts.

From time to time, third parties may claim that one or more of our licensed music pieces, other products or services infringe their intellectual property rights.
Any dispute or litigation regarding copyrights, patents or other intellectual property could be costly and time-consuming due to our reliance on licensed music and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our services infringe on a third party's proprietary rights. Even if

these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our license agreements with music rights holders may not be adequate in defending us against a claim of intellectual property infringement. We rely on third party copyrights or other intellectual property licenses, and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we

provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Long Tran (Director), Christian Martin (VP of Business Affairs), Audrey Marshall (COO), and Marc Schrobilgen (CEO). The Company has or intends to enter into employment agreements with Long Tran, Christian Martin, Audrey Marshall, and Marc Schrobilgen although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Long Tran, Christian Martin, Audrey Marshall, and Marc Schrobilgen or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. There can be no assurance that our trade secrets and other proprietary rights will be adequately protected and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Long Tran, Christian Martin, Audrey Marshall, and Marc Schrobilgen in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Long Tran, Christian Martin, Audrey Marshall, and Marc Schrobilgen die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation could adversely impact our business.
The media, internet, and entertainment industries are subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Additionally, our music licensing services are also subject to regulation, and additional regulation is under consideration. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our platform is regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license and changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations
On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online based content delivery, Blu-ray™ players, game consoles and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

New technologies may make our products and services obsolete or unneeded.
New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors

desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content, products and intellectual property, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

Our success depends on consumer acceptance of our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute music and other content that meet the changing preferences of the broad domestic consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

We also obtain a significant portion of our content from third parties. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) the increased use of digital video recorders to skip advertisements; (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; (iv) new laws and regulations that prohibit or restrict certain types of advertisements; and (v) natural disasters, extreme weather, acts of terrorism, political uncertainty or hostilities, because there may be uninterrupted news coverage of such events that disrupts regular ad placement.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to approximately 89.1% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Thematic offers a platform centered around label-agnostic, community-based music licensing services that connects emerging and established music artists with digital media content creators across YouTube and other digital platforms. It anticipates generating revenue from subscription services and one-off pricing for on-demand features.

Business Plan

Thematic currently generates revenue from one-time projects such as song placement guarantees, and a 20% fee from all transactions on brand integrations. Over the next several months, the company anticipates generating additional revenue from two different sources. The first is from providing services to talent and brand-oriented business communities; and facilitating the activation of key influencers and their communities around specific major label music releases, key branded products, and entertainment industry properties. Secondly, the company plans to offer three different subscription plans; Freemium, Standard, and Premium. Pricing ranges from free to $25 per month. It designed its subscription-based business model based on interviews and cohort analysis of platform users.

- Freemium: $0 per month
    - Up to three song uses
    - Use on YouTube
    - Limited access to songs
    - 24/7 support
- Standard: $8 per month
    - Up to 10 song uses
    - Use on YouTube and Instagram
    - Standard song access
    - 24/7 support
- Premium: $25 per month
    - Unlimited song uses
    - Use on all major social media platforms (YouTube, Instagram, Twitch, Firework)
    - Premium song access
    - 24/7 support

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Music Licensing Platform	The Thematic platform enables content creators on the internet to license music in content creator audiovisual materials, namely videos on YouTube and Instagram. It also provides artists with a method to increase their exposure.	Thematic currently markets its services to content creators creating and publishing audiovisual content on digital media platforms such as YouTube, Instagram, and Facebook, and music artists and publishers with music catalogs they are interested in promoting.

Thematic anticipates moving the venture from a free application to a hybrid service based on subscription fees as it scales its business.

Artists upload their music content to the Thematic content, where content creators can access the music and license it for use in their audiovisual content. The Thematic platform is on the internet.

Competition

The Company's primary competitors include Envato, Epidemic Sound, FyrFly-Song Freedom, Lickd, and Musicbed.

Thematic has found a niche area for licensing and curation of music which the company believes other competitors, such as pure music libraries and other licensing ventures, have not fully taken advantage off. Through the company's evaluation and use of data and analytics it provides a music discovery engine for content creators and a promotional vehicle for music artists, which it believes differentiates it from competitors.

Customer Base

Our customers include internet content creators who create content for YouTube, Instagram, and Facebook, in addition to music artists, record labels and publishers.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
5611029	Commercial administration of the licensing of music and content of others; Collection and compilation of information into computer data bases in the field of music and entertainment.	Thematic	April 4, 2018	November 20, 2018	USA

Governmental/Regulatory Approval and Compliance

Copyright laws on music, media and the internet could change which could influence the transaction of deals between the company and customers.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5875 Blackwelder Street, Culver City, California 90232

The company conducts business in the United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Marketing	12.00%	$6,000	12.00%	$90,000
Research and Development	25.00%	$12,500	25.00%	$187,500
Future Wages	45.00%	$22,500	45.00%	$337,500
General Working Capital	18.00%	$9,000	18.00%	$135,000
Total	**100.00%**	**$50,000**	**100.00%**	**$750,000**

*This Use of Proceeds table does not include a $1,000 fee for legal services related to this Offering.

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance or upon the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with this Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Changes in general economic conditions or unforeseen business expenses.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors & Officers

The directors or managers and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for at least the past three (3) years and their educational background and qualifications.

Name	Position / Office with Company	Principal occupation / employment responsibilities during last three years
Long Tran	Director (April 2016 – Present) Oversees company direction and long-term strategy.	RiceBunny, Inc. Chief Operating Officer (August 2011 – Present) Oversees day-to-operations Divinium Capital Partner (August 2018 – Present) Deal sourcing, investment diligence, and general operations of the fund
Marc Schrobilgen	CEO (April 2016 – Present) Runs all facets of the business including overseeing strategy, product development, and company vision.	Spin Move Network Founder (2011 – Present) Founded & served as CEO until 2016. As CEO, oversaw operations and execution of business strategy
Michelle Phan	Founder (April 2016 – Present) Removed from day-to-day operations, but still works with the company to promote the brand. Invested in the company's Series AA round through Divinium Capital.	RiceBunny, Inc. CEO (August 2011 – Present) Execution of strategic vision and strategy for the firm Divinium Capital Partner (August 2018 – Present) Deal sourcing, investment diligence, and general operations of the fund
Christian Martin	VP Business Affairs (April 2016 – Present) Responsible for assisting content creators on the platform, legal functions, and company branding.	Law Offices of Christian T. Martin Principal and Founder, (1994 – Present) Provides ongoing legal counsel and transactional business affairs to a myriad of ventures, intellectual property developers, and media companies
Audrey Marshall	COO (April 2016 – Present) Leads the company's product development, technical programming, and business development endeavors.	Spin Move Network Director of Digital Strategy (2011 – Present) Audience development, channel management and optimization, digital strategy, and rights management Audrey Marshall Internet Marketing/PR Founder and President (2008 – Present) PR for entities such as Somebody's Mother's Sauce, The Warner Sound, FAWN, and Spin Move Records

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 6 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount authorized	15,000,000
Amount outstanding	7,786,459
Voting Rights	Each holder of common stock shall be entitled to one vote for each share held. Common stockholders, voting as a separate class from preferred stockholders, are entitled to elect two members of the board of directors.
Anti-Dilution Rights	The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the stock of the Corporation.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	71.55%

Type of security	Series AA Preferred Stock
Amount authorized	2,500,000
Amount outstanding	1,250,000
Voting Rights	Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which the preferred shares held by such holder could be converted as of the record date. Holders of preferred stock can vote on all matters in which common stock shall be entitled to vote and, voting as a separate class, are entitled to elect one board member.
Anti-Dilution Rights	The Corporation shall not, without first obtaining the approval of the holders of more than 50% of the outstanding shares of the Preferred Stock, increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Preferred Stock or any series thereof
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	11.49%

Type of security	Options
Amount outstanding	452,083
Voting Rights	No rights to vote until options convert into common stock.
Anti-Dilution Rights	Company has discretion to alter number of options available for issuance and the exercise price of options in response to a change in the capitalization structure.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	16.97%
Other material terms	The maximum aggregate number of Shares that may be issued under the Stock Incentive Plan is 2,000,000 shares. As of the date of this document, 1,394,792 shares are available for issuance under the plan.

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Rice Bunny, Inc.
Principal amount outstanding	$115,000
Interest rate and payment schedule	Interest rate is the higher of (a) a fixed rate equal to three percent (3%) per annum or (b) the minimum rate necessary to avoid imputation of interest for federal income tax purposes under the Applicable Federal Rate pursuant to Internal Revenue Code section 1274(d), compounded annually.
Describe any collateral or security	Unsecured
Maturity date	August 1, 2021

Type of debt	Notes
Name of creditor	Spin Move Media, LLC
Principal amount outstanding	$238,650.00
Interest rate and payment schedule	Interest rate is the higher of (a) a fixed rate equal to three percent (3%) per annum or (b) the minimum rate necessary to avoid imputation of interest for federal income tax purposes under the Applicable Federal Rate pursuant to Internal Revenue Code section 1274(d), compounded annually.
Describe any collateral or security	Unsecured
Maturity date	August 1, 2021
Other material terms	The note includes the $75,000 principal amount of four Kabbage loans Spin Move Media has taken out on behalf of Thematic.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	1,250,000	$1,500,000.00	Proceeds were used for general business purposes and working capital.	January 22, 2018	Section 4(a)(2)

Ownership

A majority of the Company is owned by a few people and entities. Those people are Audrey Marshall and Marc Schrobilgen, and the entities are Divinium Capital, LLC and RiceBunny, Inc. Together, these interests own 89.1% of the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Audrey Marshall	22.1%
Marc Schrobilgen	35.4%
Michelle Phan & Long Tran (RiceBunny, Inc. and Divinium Capital)	31.54%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

As of October 31, 2019, the company had $973.67 in cash on hand. The company plans to improve its cash position through an anticipated investment of $112,500 (net of fees) from 500 Startups as part of its accelerator program and by introducing recurring revenue features in Q1 2020. Following this crowdfunding raise, the company believes it will have enough liquidity to continue operations for 10-12 months.

To achieve profitability in the next 12 months, the company plans to begin generating additional revenue by introducing monthly subscriptions for varying levels of access to its services.

Liquidity and Capital Resources

The company will use the proceeds raised in this round to roll-out its subscription services in Q1 2020. Additionally, funds raised this round will provide the company with cash to continue business operations for approximately 10-12 months.

As part of its acceptance into the 500 Startups accelerator program, the Company anticipates receipt of $112,500 (net) pursuant to issuance of a convertible security to the accelerator. The Company has not yet finalized this anticipated investment.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the

Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $750,000.00 in principal amount of Crowd Notes for up to $750,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 16, 2020 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $750,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

See 'CAPITALIZATION AND OWNERSHIP' above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive shares at some point in the future upon the occurrence of certain events.

Valuation Cap
$8,000,000.00 ($8 million)

Discount
20.0%

Conversion of the Crowd Notes.
Upon the occurrence of a Qualified Equity Financing the Crowd Notes will convert into Conversion Shares pursuant to the following:

a. If the investor is not a Major Investor, the Crowd Notes will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

b. If the investor is a Major Investor, the Company will convert the Crowd Notes into Conversion Shares prior to the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Shares following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Shares in connection with such sale (or series of related sales).

Conversion Mechanics. Company shall convert the Crowd Notes into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price. The issuance of Conversion Shares pursuant to the conversion of the Crowd Notes shall be upon and subject to the same terms and conditions applicable to the shares sold in the Qualified Equity Financing; provided, however, that if the investor is not a Major Investor, the investor shall receive shares of a Shadow Series with certain limited rights.

"**Conversion Shares**" shall mean with respect to a conversion of the Crowd Notes into the Company's Preferred Shares issued in the Qualified Equity Financing.

"**Shadow Series**" shall mean series of the Company's Preferred Shares that is identical in all respects to the Preferred Shares issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Shares in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Shares), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price and the following additional differences:
   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the shareholders of the Company (except for on matters required by law) by Irrevocable Proxy;
   ii. Shadow Series shareholders shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant to a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Shares by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Shadow Series shareholder, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Shadow Series shareholder.

"**Major Investor**" shall mean any investor in Crowd Notes in which the Purchase Price is equal to or greater than $25,000.

"**Outstanding Principal**" shall mean the total of the Purchase Price.

Corporate Transaction
In the event of a Corporate Transaction, the Company shall notify the investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the investor shall receive the higher value received by either:

     i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

     ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert the Crowd Notes into Conversion Shares pursuant to Conversion Mechanics described above.

"**Corporate Transaction**" shall mean:
   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the shareholders of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the Company or the surviving or acquiring entity),
   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting shares of the Company (or the surviving or acquiring entity), or
   iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"**Corporate Transaction Payment**" shall mean an amount equal to two times (2.0X) the Purchase Price. If there are not enough funds to pay the investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Purchasers in proportion to their Purchase Price.

Termination

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the equity interest into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control

The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by Irrevocable Proxy.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH

TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Spin Move Media, LLC
Relationship to the Company	Spin Move Media, LLC is owned and controlled by Thematic shareholder and CEO, Marc Schrobilgen.
Total amount of money involved	$238,650.00 (plus interest)
Benefits or compensation received by related person	Interest received at maturity
Benefits or compensation received by Company	Operating capital
Description of the transaction	Notes mature August 1st, 2021. Interest rate is the higher of (a) a fixed rate equal to three percent (3%) per annum or (b) the minimum rate necessary to avoid imputation of interest for federal income tax purposes under the Applicable Federal Rate pursuant to Internal Revenue Code section 1274(d), compounded annually.

	The note includes the $75,000 principal amount of four Kabbage loans Spin Move Media has taken out on behalf of Thematic which accrue interest annually ranging between 26.50% and 29.58%. The Company has indicated that (a) Thematic will not be responsible for the variance between the 3% interest on the entirety of the note and the interest actually accrued on the Kabbage loans; and (b) Spin Move Media, LLC does not have recourse if Thematic fails to repay them an amount sufficient to cure the Kabbage debt.

Related Person/Entity	RiceBunny, Inc.
Relationship to the Company	RiceBunny is a shareholder of Thematic.
Total amount of money involved	$115,000.00 (plus interest)
Benefits or compensation received by related person	3% interest payment
Benefits or compensation received by Company	Operational capital
Description of the transaction	Note matures August 1st, 2021. Interest rate is the higher of (a) a fixed rate equal to three percent (3%) per annum or (b) the minimum rate necessary to avoid imputation of interest for federal income tax purposes under the Applicable Federal Rate pursuant to Internal Revenue Code section 1274(d), compounded annually.

Rent

Related Person/Entity	Divinium Capital
Relationship to the Company	Series AA Preferred Shareholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Thematic receives office space to use free of charge.
Description of the transaction	Currently Thematic's headquarters are in Divinium's offices.

Intellectual Property

Related Person/Entity	Divinium Capital
Relationship to the Company	Series AA Preferred Shareholder
Total amount of money involved	$0.00
Benefits or compensation received by related person	Divinium has the ability to use intellectual property in the event Thematic ceases to do business.
Benefits or compensation received by Company	Funds received from investment as part of Series AA round.
Description of the transaction	Divinium will receive a license to portions of Thematic intellectual property in the event Thematic ceases business functions.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders.

Current Business Dealings

Related Person/Entity	Marc Schrobilgen
Relationship to the Company	CEO
Total amount of money involved	$238,650.00
Benefits or compensation received by related person	Spin Move Media, LLC, owned and controlled by Marc Schrobilgen, accrues interest at 3% per annum.
Benefits or compensation received by Company	Capital to fund business operations.
Description of the transaction	Spin Move Media LLC, owned by Marc Schrobilgen, the CEO of Thematic, made several loans to Thematic. Such lending, after extension, matures August 1st, 2021. Interest rate is the higher of (a) a fixed rate equal to three percent (3%) per annum or (b) the minimum rate necessary to avoid imputation of interest for federal income tax purposes under the Applicable Federal Rate pursuant to Internal Revenue Code section 1274(d), compounded annually. The note includes the $75,000 principal amount of four Kabbage loans Spin Move Media has taken out on behalf of Thematic which accrue interest annually ranging between 26.50% and 29.58%. The Company has indicated that (a) Thematic will not be responsible for the variance between the 3% interest on the entirety of the note and the interest actually accrued on the Kabbage loans; and (b) Spin Move Media, LLC does not have recourse if Thematic fails to repay them an amount sufficient to cure the Kabbage debt.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Marc Schrobilgen
_____
(Signature)

Marc Schrobilgen
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Marc Schrobilgen
_____
(Signature)

Marc Schrobilgen
_____
(Name)

Chief Executive Officer
_____
(Title)

February 5, 2020
_____
(Date)

I, Marc Schrobilgen, being the founder of Thematic, Inc. , a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited, auditor reviewed financial statements of the Company, which comprise the balance sheets ended December 31, 2018 and 2017, the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2018 and 2017, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

/s/Marc Schrobilgen
(Signature)

Marc Schrobilgen
(Name)

Chief Executive Officer
(Title)

February 5, 2020
(Date)

EXHIBITS

Exhibit A	Financial Statements
Exhibit B	Company Summary
Exhibit C	Subscription Agreement
Exhibit D	Crowd Note
Exhibit E	Pitch Deck
Exhibit F	Video Transcript
Exhibit G	Webinar Transcript

EXHIBIT A

Financial Statements

THEMATIC, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Thematic, Inc.
Culver City, CA

We have reviewed the accompanying financial statements of Thematic, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 13, 2019

1700 Pacific Avenue, Suite 4710

Dallas, TX 75201

(P) 972-201-9008

(F) 972-201-9008

info@tyracpa.com

www.tyracpa.com

THEMATIC, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017

_____

	2018	**2017**
<u>**ASSETS**</u>		
CURRENT ASSETS		
Cash	$ 17,758	$ 997
Pre-Paid Expenses	14,263	-
TOTAL CURRENT ASSETS	32,021	997
TOTAL ASSETS	32,021	997
<u>**LIABILITIES AND SHAREHOLDERS' EQUITY**</u>		
CURRENT LIABILITIES		
Accounts Payable	2,735	1,994
Due to Related Parties	-	103,297
TOTAL CURRENT LIABILITIES	2,735	105,291
NON-CURRENT LIABILITIES		
Related Party Loan	165,000	165,000
Accrued Interest	15,300	10,049
TOTAL LIABILITIES	183,035	280,339
SHAREHOLDERS' EQUITY		
Common Stock (15,000,000 shares authorized; 8,153,130 issued; $.001 par value)	8,153	8,000
Preferred Stock (2,500,000 shares authorized; 1,250,000 issued; $.001 par value)	1,250	-
Additional Paid in Capital	1,507,369	614
Syndication Costs	(13,727)	-
Retained Earnings (Deficit)	(1,654,058)	(287,958)
TOTAL SHAREHOLDERS' EQUITY	(151,012)	(279,344)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 32,021	$ 997

THEMATIC, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 10,481	$ 7,100
Cost of Goods Sold	-	(5,167)
Gross Profit	10,481	1,933
Operating Expense		
Salaries & Wages	1,189,253	164,177
General & Adminstrative	105,754	23,363
Rent	38,159	24,000
Professional Fees	20,397	3,831
Selling & Marketing	16,532	-
	1,370,095	215,371
Net Income from Operations	(1,359,614)	(213,438)
Other Income (Expense)		
Tax	(1,235)	(800)
Interest Expense	(5,251)	(5,099)
Net Income	$ (1,366,100)	$ (219,337)

THEMATIC, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,366,100)	$ (219,337)
Change in Accounts Payable	741	1,994
Change in Pre-Paid Expenses	(14,263)	-
Change in Due to Related Parties	(103,297)	77,520
Net Cash Flows From Operating Activities	(1,482,919)	(139,823)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital	1,506,755	614
Change in Accrued Interst	5,251	8,549
Issuance of Preferred Stock	1,250	-
Issuance of Common Stock	153	-
Change in Related Party Loan	-	131,550
Change in Syndication Costs	(13,727)	-
Net Cash Flows From Investing Activities	1,499,684	140,712
Cash at Beginning of Period	997	106
Net Increase (Decrease) In Cash	16,765	889
Cash at End of Period	$ 17,758	$ 997

THEMATIC, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016	8,000,000	$ 8,000	-	$ -	$ 614	$ (68,621)	$ (60,007)
Issuance of Stock							-
Net Income							(219,337)
Balance at December 31, 2017	8,000,000	$ 8,000		$ -	614	$ (68,621)	$ (279,344)
Issuance of Stock	153,313	153	1,250,000	1,250	1,506,755		1,508,159
Syndication Costs							(13,727)
Net Income							(1,366,100)
Balance at December 31, 2018	8,153,313	$ 8,153	1,250,000	$ 1,250	1,507,369	$ (68,621)	$ (151,012)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Thematic, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and California. The Company is a media company that provides thematic music for its users' media content.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in fiscal years 2018 and 2017.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company will raise funds through a Regulation CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Rent

The Company occupies office space in Divinium, Inc.'s office. Divinium, Inc. is an investor in the Company and is commonly controlled by Michelle Phan, who is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

The Company currently has 452,083 stock options outstanding.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2016, the company issued a promissory note in exchange for $115,000, Rice Bunny, Inc., a related party, for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum, or the minimum rate necessary to avoid imputation of interest for federal income tax purposes, and is payable on August 1, 2019. Rice Bunny, Inc. is owned by Michelle Phan, who is a member of the Company's management team.

The maturity date was subsequently extended to August 1, 2021.

In 2016, the company issued a promissory note in exchange for $50,000, to Spin Move Media, LLC, a related party, for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 3% per annum, or the minimum rate necessary to avoid imputation of interest for federal income tax purposes, and is payable on August 1, 2019. Spin Move Media, LLC is owned by Marc Schrobilgen, who is a member of the Company's management team. The maturity date was subsequently extended to August 1, 2021.

Subsequent to the period, the Company issued a promissory note for $188,650.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 14, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



THEMATIC

Company: Thematic

Market: Content creation and music

Product: Music licensing platform for content creators and artists

Company Highlights

- Accepted into 500 Startups' accelerator program
- 25,558 content creators on the Thematic platform through Q3 2019
- Approximately 1.8 billion song plays from Thematic's licensing platform through Q3 2019
- Worked with artists such as Lauv, Betty Who, Netsky, Taboo of the Black Eyed Peas, and Stephanie Poetri

EXECUTIVE SNAPSHOT

Founded in 2016, Thematic is a music licensing platform for content creators and music artists. The company has worked with artists such as Lauv, Betty Who, Netsky, Taboo of the Black Eyed Peas, and Stephanie Poetri. It has also worked with companies such as Kobalt Music Group, Ipsy, and Paladin Software. Since inception, the company has realized significant growth across its platform, ultimately leading to acceptance into the 500 Startups accelerator program beginning in Winter 2019. To date, the company has achieved the following:

- 25,558 content creators on the platform through Q3 2019, up from just 173 in January 2018
- More than 250 active artists on the platform, up from 67 in January 2018
- An average of 3.5 song placements per content creator in 2019
- More than 847 million views of videos using Thematic placed songs since inception
- An average of 62.8 million views per month of videos using Thematic placed songs in 2019, up from 20.5 million views per month in 2018
- More than 1.8 billion song plays from Thematic's licensing platform

500
startups



PERKS

*You are investing in Crowd Notes in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

$250: One-year free premium membership to Thematic.

Builders
$500: Lifetime free premium membership to Thematic.

Pioneers
$2,500: Lifetime free premium membership to Thematic, five lifetime premium memberships for friends and family, and a social media shout-out.

Luminaries
$10,000: Lifetime free premium membership to Thematic, five lifetime premium memberships for friends and family, a social media shout-out, and listed as an investor on the Thematic website.

Visionaries
$25,000: Lifetime free premium membership to Thematic, five lifetime premium memberships for friends and family, a social media shout-out, listed as an investor on the Thematic website, and an event or dinner at the Thematic headquarters with founders.

COMPANY SUMMARY

Opportunity

In 2014, YouTube star Michelle Phan, a content creator with 8.9 million subscribers, over 1.1 billion lifetime views, and more than 385 uploaded videos, was sued by music label Ultra Records for unlicensed use of its music. While Michelle would refute the claims, she ultimately settled out of court with the company. She later called the experience torturous and wouldn't wish it on her worst enemy. It was a result of this battle that Michelle identified the need to create a peer-to-peer marketplace where content creators and artists could collaborate, leading to the creation of Thematic.[i]

Thematic is a collaborative music discovery and licensing company developed to empower music artists and content creators. Its platform matches content creators looking for music to feature in their videos on digital platforms with established and aspiring musicians. Content creators can download music from Thematic's platform and include the music within their online videos. With Thematic, content creators have a lifetime right to use the music without the worry of copyright infringement. Artists are provided an opportunity to have their music featured in online videos by prominent content creators, ultimately expanding their reach and audience.



Since its beta launch in 2018, Thematic has helped over 26,000 content creators obtain music to feature in their videos, made over 56,000 songs placements in videos, and worked with artists such as Lauv, Betty Who, Taboo of the Black Eyed Peas, Netsky, and Stephanie Poetri. With the proceeds from this raise, the company plans to introduce new features to its platform to continue attracting content creators and artists and introduce new revenue generating features, including a subscription-based pricing model.

Product

Thematic offers a platform centered around label-agnostic, community-based music licensing services that connect emerging and established music artists with digital media content creators across YouTube and other digital platforms. The platform is accessed via Thematic's website and is designed to facilitate the effective use, promotion, and discovery of music and artists in media content. The company utilizes a proprietary algorithm to curate music to meet the various needs of content creators. It also provides them with a simple way to obtain the rights to play music throughout their channels without worrying about copyright infringement. The platform also seeks to help established and lesser-known artists to gain greater exposure through music plays on content creator channels.



2-sided network effects
Music artists and content creators provide data that drives value for both sides
Not a music library
Netflix-style curated experience with new music constantly cycled through
Community-powered
Built by creators for creators
THEMATIC
Influence as currency
Licensing music through promotion
Michelle Phan
Co-founder with previous success with startups and a massive following on YouTube + developed distribution channels
Audience migration
Converting dry music streams into new fans

How it Works

Discover	Promote	Report









AUTUMN
Autumn
29 Songs

Music artists submit a song to Thematic and its curation algorithm matches it to a content creator.

Vanessa Manley
Published on Apr 20, 2019
MUSIC
Music by La Hara - Mindful -
https://thmatc.co/?l=7E3434AA
Music by VALNTN - Mona Lisa -
https://thmatc.co/?l=A9A9910D

Content creators download the song and Thematic generates a link to include in their video description which drives audience to the artist.

Pickups
Videos that have featured Wild Cherry
I tried the IU diet + workout (kinda) for 3 days
Yoona Jung
997,495 views

Thematic identifies all song placements, reports them back to the artist, and uses this data to inform its curation algorithm.

The Thematic algorithm collects data from a variety of sources to curate music for content creators. It collects data from every video and link click to make the system more valuable for both creators and artists. The algorithm collects data both automatically and with some manual input and includes:

- Who a creator is subscribed to on YouTube
    - If those creators are members of Thematic, which songs have they used
- Which platform the creator is creating content for (YouTube or Instagram)
- What type of content the creator is making
- Is the creator looking for instrumental music or music with vocals
- Should the song be upbeat or mellow
- Mood of the song
- Is the creator looking for the newest songs or do they want to be one of the first to use the music
- Which artists the creator already listens to on Spotify or Apple Music

Music on Thematic is sorted by popular artists, themes (e.g. Halloween, autumn, cooking, and sports), staff picks, and new music. Thematic's algorithm matches uploaded music with applicable themes and filters to make it easier for content creators to find music that matches their needs. Content creators can also search the platform for music based on a number of criteria including:

- Genre (e.g. acoustic, alternative, ambient, avant-garde, blues, children's, country)
- Community (e.g. autos & vehicles, comedy, education, gaming, music, news & politics)
- Vocal (e.g. acapella, choir, duet, female, instrumental only, male, vocal only)
- Tempo (e.g. fast, medium, slow)
- Mood (e.g. aggressive, angry, dark, eerie, happy, peaceful, sad)









Sports - 28 Songs	Cooking and Food – 28 Songs	Vlogs – 39 Songs
Qveen Herby, Mario Ayuda & Sven Schwartz, Eric Reprid, Ollie Joseph, and more	Frank Bell, Hive Riot, Yakoboo, Ashton Edminster, and more	Hive Rriot, Animus Volt, Jasper Sawyer, Sean Kolar, DrmPtry, Casey Cook, and more

Artists

Artists can submit their music through Thematic's online dashboard. This dashboard displays all of the song placements, number of content creators using the artist's music, the number of times songs have been played, and how many fans have visited the artist's page. When an artist submits their song, they allow Thematic to manage their song on YouTube. Using technology integrated with YouTube's API, Thematic identifies any YouTube video using the artist's song. The company also utilizes third-party programs to identify artist music used outside of YouTube, such as Facebook or Instagram. If the video is coming from a Thematic content creator, the Thematic content management system checks to make sure there is a promotion link to the song below the video. If there isn't a link listed, the system generates an email and automatically sends it to the artist reminding them to insert a promotion link. Content creators are expected to include the promotion link as a way to promote traffic to the artist's page. The promotion link is a link to the artist's page on the Thematic website. Artists can customize their page by choosing a default "player" (i.e. YouTube or SoundCloud), with their music available to be played on demand.





If the song is featured in a video by a content creator not on the Thematic platform, the system automatically files a claim on behalf of the artist. The claim states the artist has a right to a portion of revenue generated from the video. Thematic facilitates the collection of royalty fees, and any money collected on behalf of the artist is given in full to that artist.

THEMATIC
Dashboard
Submit Music
ninjoi.
Complete Your Profile
Exposure
Creators
2092
Audience Reach
117142496
Videos
5446
Plays/Views
112294830
Pickups
6866
Spins
183419114
Download Stats
Songs
Pickups
All (50)
Live (42)
Approved (1)
Pending (1)
Expired (6)
Acceptance
Live
Again
Live
Amnesia
Expired
Angel's Thesis
Expired

THEMATIC
Dashboard
Submit Music
ninjoi.
Complete Your Profile
Creators
Songs
Pickups
PullCast I Jewelry Hardware
HUNTY HUNTER
Isadora et Marisa
Anne Imogene
Amy Ma
emilia carreon
Pullcast First Preview @ Decorex International 2018

Use of Proceeds

Thematic seeks to raise a minimum of $50,000 and a maximum of $750,000 in this crowdfunding raise. The company intends to use the funds on product development, hiring additional staff, business operations, and marketing. The company has the discretion to alter the use of proceeds based on a change in business or market conditions.

New Hires

The company anticipates using approximately 45% of the funds raised to hire management-level staff to help support the administration and processing duties of Thematic's service as the business scales.

Product Development

The company anticipates using approximately 25% of the funds raised to optimize the Thematic algorithm engine and program its platform to better service a larger scale of content creators and artists. Specific programming uses will include dedicating resources to updating Thematic's metrics usage page, providing a product walk-through function on first login to explain how to use the site, allowing additional functionality resources for creators to identify which of their accounts are connected, begin programming for mobile use of the service, and build out advanced metrics and tracking functionality. Additionally, it plans to improve the platform to allow for additional automation of retrieving and displaying content use data and metrics.

Business Operations & General Working Capital

Thematic plans to use approximately 18% of the fund raised to increase working capital and improve flexibility to meet internal administration requirements for the business as it expands.

Marketing

The company anticipates using approximately 12% of the funds from this raise on third-party marketing and public relations (PR) outreach. It also would like to increase the awareness of its brand across multiple channels through influencer activations.





Product Roadmap

Q1 2020: Thematic plans to activate its subscription revenue model in Q1 2020 to begin generating revenue. It also plans to:

- Integrate a payment system into its platform and implement a creator paywall
- Improve its music discovery engine
- Leverage new technologies to improve digital rights tracking

Q2 2020: Thematic plans to expand its platform to support other creator platforms such as Twitch, Facebook, and Firework. Additionally, it plans to launch an artist dashboard with advanced analytics and features in Q2 2020.

Beyond the first half of 2020, Thematic aims to eventually introduce licensing for photo and graphics, podcasts, branded content, and original content and has started discussions with several podcasting companies that are looking for music clearance solutions.

Business Model

Thematic currently generates revenue from one-time projects such as song placement guarantees, a 20% fee from all transactions on sponsorships, and branded integrations from brands and record labels. Over the next several months, the company anticipates generating additional revenue via two different sources. The first is from providing services to talent and brand-oriented business communities; and facilitating the activation of key influencers and their communities around specific major label music releases, key branded products, and entertainment industry properties. Secondly, the company plans to offer three different subscription plans; Freemium, Standard, and Premium. Pricing ranges from free to $25 per month. It designed its subscription-based business model based on interviews and cohort analysis of platform users.

Freemium: $0 per month	Standard: $8 per month	Premium: $25 per month
• Up to three song uses • Use on YouTube • Limited access to songs • 24/7 support	• Up to 10 song uses • Use on YouTube and Instagram • Standard song access • 24/7 support	• Unlimited song uses • Use on all major social media platforms (YouTube, Instagram, Twitch, Firework) • Premium song access • 24/7 support

USER TRACTION

Through Q3 2019, Thematic had 25,558 total members (content creators) signed up on its platform. In 2019, Thematic added 15,476 new members to its platform between January and October, averaging approximately 1,720 new members per month. In 2018, Thematic added 9,911 new members to its platform, averaging approximately 826 per month.





Through Q3 2019, there were 245 active artists on the Thematic platform with 1,159 live songs, representing 4.73 live songs per artist. Through September 2019, Thematic averaged about 11 new artists signing up per month, 51 new live songs added per month, and about 4.75 live songs per artist. In 2018, Thematic averaged about eight new artist sign ups per month, about 32 new live songs added per month, and about 4.85 live songs per artist.





Since inception, Thematic has made over 57,500 song placements in content creator videos. Through Q3, more than 48,800 song placements were made in 2019, up from a total of 9,958 in all of 2018. Through September, the company has averaged 3.5 song placements per active content creator per month in 2019.



Through Q3 2019, Thematic had placed music from artists on the platform in 35,838 videos since inception. The videos were primarily on YouTube (84.75%), with the remaining on Instagram (12.55%) and Facebook (0.56%). In 2019, music from artists were placed in 27,717 videos. Approximately 86% of placements were made in YouTube videos, 13% in Instagram videos, and 1% in Facebook videos. In 2018, music from artists were placed in 6,767 videos. Approximately 80% of placements were made in YouTube videos, 18.5% in Instagram videos, and 1.5% in Facebook videos.





In September 2019, videos with songs sourced from Thematic's platform received over 70 million views, up from 22.6 million views in September 2018. Thus far in 2019, videos with songs sourced from Thematic averaged 62.8 million views per month, up from an average of 20.5 million views per month in 2018. Audience reach, which indicates the total number of followers and subscribers from the content creators who have published at least one video featuring music from Thematic, reached a new high in 2019. As of September 2019, the total audience reach for Thematic was 357.8 million.



Since inception, Thematic has worked with notable artists such as Lauv, Betty Who, Netsky, Taboo of the Black Eyed Peas, and Stephanie Poetri. Additionally, it has worked with companies such as Kobalt Music Group, Ipsy, and Paladin Software.










Thematic has generated $61,281 in revenue since its inception in 2017. Year-to-date through October 2019, Thematic has generated $43,800 in revenue, up by 318% over the same period in 2018. Revenue in 2019 has been spread evenly throughout the year due to one-time projects completed. In 2018, Thematic generated $10,481 in revenue for the year, up by 47.6% year-over-year. Revenue in 2018 was primarily generated at the beginning of the year from one-time projects. The company generated a negative net revenue in Q3 2018 due to a licensing refund. In 2017, Thematic generated $7,100 in revenue for the year.



Through October, Thematic has incurred $274,947 in total expenses for the year, down by 79% over the same period in 2018. Expenses decreased when compared to 2018, in part, due to a substantial decrease in wage expenses to improve the company's burn rate. In 2018, Thematic incurred $1.38 million in expenses for the year, up by 522% year-over-year. Expenses underwent a sharp increase in 2018 due to higher wage expenses from hiring additional staff and increasing compensation for employees. By Q4 in 2018, the company began reducing wage expenses. In 2017, Thematic incurred $221,269 in total expenses for the year.





Through October, the largest expense category in 2019 has been professional fees, accounting for 86.3% of all expenses. Professional fees increased by 73.3% over the same period in 2018, in part, due to outsourcing some labor costs to reduce wage expense. A full breakout for expenses in 2019 is as follows:

- Professional Fees: 86.3% ($237,274)
- Interest Expense: 4.75% ($13,058)
- Travel and Training: 2.32% ($6,386)
- Compensation: 0.13% ($367)
- Other Expenses: 6.50% ($17,863)

In 2018, the largest expense category was compensation and benefits, accounting for 75.1% of all expenses. Compensation and benefits increased year-over-year, in part, due to adding additional staff and increasing compensation for employees. Toward the end of 2018, the company decided to scale back compensation to reduce expenses and improve the company's burn rate. A full breakout for expenses in 2018 is as follows:

- Compensation and Benefits: 75.11% ($1,033,920)
- Professional Fees: 14.37% ($197,804)
- Rent: 2.77% ($38,159)
- Web Development and Operations: 2.36% ($32,421)
- Other Expenses: 5.40% ($74,277)





Professional fees were the largest expense in 2017 accounting for 75.65% ($167,394) of total expenditures. Other expenses incurred in 2017 include:

- Rent: 10.85% ($24,000)
- Office and Administrative Expenses: 5.77% ($12,773)
- Web Development and Operations: 4.76% ($10,535)
- Other Expenses: 2.69% ($5,954)
- Compensation: 0.28% ($614)



Through October, Thematic has incurred a net loss of $231,147 for the year, down from a net loss of $1.3 million over the same period in 2018. The company's net loss improved due to an increase in revenue and a substantial reduction in expenses. In 2018, the company incurred a net loss of $1.37 million for the year, up from a net loss of $219,335 in 2017. The company began to dramatically reduce its net loss in Q4 2018 by reducing total expenses.



As of October 31, 2019, Thematic had $973 in cash on hand. Thus far in 2019, the company has averaged a monthly burn rate of $19,840. The company is planning on deferring salary and costs until it receives funding from 500 Startups as part of its accelerator program. With the proceeds from this raise and 500 Startups' investment, the company anticipates having approximately 10-12 months of runway.

INDUSTRY AND MARKET ANALYSIS

With over one billion users across the globe, YouTube offers content creators access to a large base of viewers.[ii] More than 250 million hours of YouTube content is watched on TV screens every day, not including videos watched on mobile devices or through the YouTube app. Content creators of YouTube upload more than 500 hours of new videos every minute, equating to roughly 30,000 hours of new content per hour and 720,000 hours per day. This is up from 400 hours of new videos being uploaded every minute in 2016.[iii] In 2018, YouTube was estimated to have generated about $3.96 billion in total ad revenue.[iv] Ad revenue at YouTube is typically split 55% and 45% between the content creator and the company, respectively.[v] Extrapolated, these figures would imply total revenue for content creators at $2.18 billion or $4.84 billion in 2018 on YouTube, depending if the content creator's portion is included or not in YouTube's revenue figures.



As a result of YouTube's large user base, active engagement, and ad revenue, it presents a lucrative opportunity for content creators. However, content creators can face issues when it comes to promoting themselves on YouTube due to strict rules on music licensing. Creators who accidentally or unknowingly use music which doesn't belong to them are exposed to losing ad revenue, having their content taken down, or more serious issues. In the first instance of copyright infringement, YouTube gives creators a strike and requires the offender to take an online course about copyright law. If a content creator receives three strikes, he or she will be subject to a lifetime ban from the platform with all of their videos taken down. Additionally, copyright holders have the right to pursue legal action where copywrite offenders could be liable for penalties and fees.[vi]

Content creators also face similar issues across other platforms such as Instagram and Facebook.[vii] Instagram has started using technology that allows them to recognize and automatically take down any video that contains copyrighted music. Facebook has a strike policy similar to YouTube's in which after an unspecified number of strikes a content creator may have their account disabled, page removed, or their ability to post media restricted.[viii]

However, there are several steps content creators can take to avoid running into copyright issues. The first is to avoid copyrighted material all together by creating their own music or asking for audience submissions. However, this can be an inefficient and lengthy process. Content creators can also claim their material falls under fair use, a provision which enables copyrighted material to be used permitted it is for education or non-profit purposes, or it is for criticism, parody, or commentary. However, the fair use provision can be difficult to interpret and is not all encompassing.[ix] Lastly, content creators can ask for explicit permission from the creator of the copyrighted material. However, this requires content creators to track down the person or entity that now holds the rights to the copyrighted material.[x] This is where licensing platforms come in. Platforms such as Thematic aim to reduce the friction between tracking down the rights to copyrighted content, simplify the licensing process, and enable independent artists to still receive benefits for their work.

In recent years there has been a shift in the music industry towards independent artists not signed by a major label. On Spotify alone there are approximately 3 million different artists, with only .73% getting enough streams to make a living.[xi] According to a survey by MIDIA, a media and technology research company, 59% of independent artists would like to manage their own rights and use a distributor in order to maintain creative control.[xii] This has made it more important than ever for bands and musicians to find ways to promote themselves.[xiii] One option is through licensing music to content creators who can expose an artist's music to thousands or even millions of viewers.[xiv]

According to Pitchbook, there was $244 million invested in the social platform and music and entertainment industry in 2018, down from $367 million in 2017. Overall, between 2008 and 2018, approximately $2.4 billion was invested in the industry. Additionally, in 2018 there were 45 completed deals, down from 81 in 2017. Other notable industry data includes:[xv]


- Median post-money valuation of $12.9 million in 2018, up by 61% from $8 million in 2017
- Median deal size of $1.8 million in 2018, up by 154% from $0.71 million in 2017
- North America was the most active region for venture capital in the social platform and music and entertainment industry
- Median deal size in North America is $1 million with a median post-money valuation of $13.5 million
- The largest deals over the last several years include $148 million for Believe (2019), $148 million for Eventbrite (2018), and $87 million for Pear Video (2016)

Venture Capital Financing and Deal Count in Social Platform and Music and Entertainment Industry



COMPETITORS

Envato: Founded in 2006, Envato is a marketplace for creative assets and creative people. Within the Envato brand, there are several business segments focusing on different creative assets such as music, videos, pictures, logos, and website designs. For $16.50 a month, users can get access to Envato Elements, where they can download an unlimited number of themes, plugins, graphics, photos, fonts, and audio files. The company utilizes a community of independent creators to create the digital assets. It splits 50% of net revenue with its creators. Licensees of Envato's digital content receive one license granting them broad commercial rights and applies to all content.[xvi] In 2016, the company reported it was profitable in 2015 with a pre-tax profit of ~$33 million.[xvii]

Epidemic Sound: Founded in 2009, Epidemic Sound is a provider of royalty-free music usable on social platforms. It holds a curated music catalog with over 30,000 tailored tracks used by companies such as Netflix, GoPro, Twitter, and Cheddar.[xviii] Epidemic Sound offers three different subscription models; creator starting at $15 per month, business stating at $149 per month, and custom pricing. The creator subscription can be used by individual creators on their social media channels while the business subscription can be used across company-wide operated channels for businesses with up to 50 employees.[xix] Additionally, Epidemic offers single track licensing pricing from $99 to $1,999. The company pays upfront rates to acquire ownership of music and splits music streaming revenue 50/50 with music creators. Epidemic distributes to 30 streaming services including Spotify, YouTube Music, Apple Music, Amazon Music, and Deezer.[xx] It raised $20 million at a $370 million valuation in July 2019.[xxi]



FyrFly-Song Freedom: Founded in 2010, FyrFly-Song Freedom provides licensed music to filmmakers, photographers, schools, churches, and others. Its library contains music from over 800 creative artists including Lady Gaga and The Royal Foundry. The company operates as a membership program, where members can gain access to unlimited music, hassle-free video hosting, and slideshow software.[xxii] Commercial/promotional licenses are not included in the membership program and incur an additional cost. In addition to being able to license songs, FyrFly-Song Freedom also has a curated list of playlists for members to choose from.

Lickd: Founded in 2016, Lickd is a digital platform helping YouTube content creators legally use music. It provides commercial music from real labels for licensing in YouTube videos without the worry of a copyright claim. Lickd has music available on its platform within genres such as acoustic, ambient, electronic, indie, orchestral, and soul. It also sorts music by theme, with categories such as automotive, education, food, gaming, and sports. Artists and record labels are encouraged to allow for licensing of their music through Lickd as a way to get their artists promoted on prominent YouTube channels. The company's pricing structure is based on the average views an influencer's recent video uploads have received. Pricing includes a lifetime license to use the music in a video. Licenses can only be used for one video; an additional video requires the purchase of another license. Additionally, branded and sponsored content incur a higher fee. Lickd prohibits users from using licensed content in videos with themes of tobacco, politics, religion, firearms, military themes, charities, and adult material.[xxiii]

Musicbed: Founded in 2010, Musicbed licenses music to filmmakers, tv studios, brands, and agencies around the world. The company represents over 700 composers and indie artists. Musicbed offers five different subscription based-pricing options ranging from $9 per month to $89 per month and custom quote-based pricing. The pricing varies based on features and size of the end user (creator, non-profit, business). Additionally, single songs can be purchased for a one-time fee. Songs licensed from Musicbed can be used on streaming services, podcasts, and paid advertising. Music on Musicbed is not royalty-free. Musicbed's services have been used by companies such as ABC, Land Rover, Samsung, Amazon, NASA, and Netflix.[xxiv]

EXECUTIVE TEAM



Michelle Phan, Co-founder and Board Member: As a founder of Thematic, Michelle Phan contributes her vision and background to the company as a pioneering entrepreneur, YouTube influencer, and creative talent. Founding Thematic specifically as a resource for audiovisual and music creators, Michelle works directly with Thematic's management team to assure Thematic keeps to its "for creators, by creators" ethos. Michelle's YouTube channel has over 8.9 million subscribers, over 1.05 billion lifetime views, and more than 385 uploaded videos.[xxv] She has a diverse background of business ventures such as Ipsy, a successful subscription-based company providing makeup and related products valued at $800 million after its last round in 2015,[xxvi] EM Cosmetics, her own makeup line, and her own digital media business. Additionally, she has partnered with Google and Lancôme. Michelle was named to both the Inc. 30 Under 30,[xxvii] and Forbes 30 Under 30[xxviii] lists in 2015. As a principal of Thematic, Michelle is involved in all aspects of service offerings such as company designs, and implements its services for the benefit of content creators and music artists alike.





Marc Schrobligen, Co-founder and CEO: Marc is a co-founder and CEO of Thematic, responsible for running all facets of the business. Marc has a proven track record of executive management with over 18 years of experience in founding, developing, and successfully running music and media ventures with a digital and technology focus. Prior to engaging in music related entrepreneurial ventures full-time, Marc spent 8 years at Sony Music where he led the west coast digital operations for Sony Music Studios and oversaw production and engineering of artist-driven content initiatives across all multi-media formats. Marc went on to co-found Threshold Sound, a full-service recording studio and post-production facility working with acts such as Kanye West, Incubus, Heart, Ozzy Osbourne, Green Day and Linkin Park.

Next, Marc co-founded Spin Move Media, LLC, a music/media marketing venture that specializes in accelerating the collaborative marketing power of digital media influencers, music artists, and brands through synergistic marketing campaigns and content initiatives. In conjunction with Spin Move Media, Marc launched the Spin Move Network, a music focused multi-channel network that managed digital initiatives and YouTube channels for artists such as Jennifer Lopez, Normani Kordei, Miley Cyrus/Mandy Jiroux, Richie Sambora, Thalia, and Taboo (Black Eyed Peas), as well as developed influencer campaigns for music companies including Warner Records, Interscope, Republic, UMG, and Sony Music. Marc is passionate about building compelling digital tools and providing meaningful resources that will empower emerging and established music artists, allowing them to more effectively contribute to the creation of content properties across the larger digital creator community.



Audrey Marshall, Co-founder and COO: Audrey Marshall is a co-founder and the COO of Thematic. She is responsible for leading the company's product development, technical programming, and business development endeavors. Audrey has been working with, and connecting, content creators with music artists, their labels and publishers, for the past 10 years as a lead executive with the music media venture, Spin Move Media, LLC. Audrey's background is steeped in digital media entertainment, social media activation, and public relations. She specializes in creating and implementing digital strategies for music artists, content creators, and brands, with previous campaigns for Macy's, Taboo of the Black Eyed Peas, the American Cancer Society, and the L'Oréal luxe family of brands, among others.

Audrey has developed and administered channel optimization initiatives for talents ranging from Jennifer Lopez and Thalia, to corporate clients like Warner Bros., Endemol, and L'Oréal. She is a graduate of Chapman University and a certified expert across the board with YouTube in digital rights, channel management, and audience development. Audrey has a specific focus on, and passion for, digital rights management for music assets and has helped developed and managed some of the leading beauty, lifestyle, and dance channels on YouTube.



Christian Martin, VP of Business Affairs: Christian has a passion for helping content creators develop and thrive, bringing to his clients and ventures a wealth of successful legal, branding, business, and leadership experience. In addition to his past service as an executive officer and counsel to a myriad of brand and media ventures, Christian is an attorney in private practice. His legal practice specializes in entertainment/media, venture/start up development, intellectual property, and licensing, working with a wide range of clients from entrepreneurially driven startups in the digital/technology space to entertainers. In different advisory capacities, Christian has represented several large and top-selling stars including Fergie, Lance Bass, Chris Kirkpatrick, Taboo from the Black Eyed Peas, Metro



Station, Bad Suns, and Good Charlotte, among others. Some of the representative deals Christian has been involved with include assisting client deals with Universal, Interscope, Warner Chappell, Comcast, NBC, L'Oréal, Macy's, Vans, Avon, Lion's Gate, Brown Shoe, Nickelodeon, Viacom, Hot Topic, Google/YouTube, Yahoo, Pepsi, Marvel, Discovery, Toho Japan, Style Network, Warner Music, Cartoon Network, Tristar, and others.

PAST FINANCING

Since inception, Thematic has raised $1.5 million in outside capital. In January 2018, Divinium Capital, of which Michelle Phan is a partner, invested $1.5 million in the company for its Series AA round at a price per share of $1.20. In addition to this crowdfunding raise, Thematic is also participating in 500 Startup's accelerator program. As part of the program, 500 Startups intends to make an investment under the same terms as this raise.

Round	Date	Security	Price Per Share	Amount
Series AA	January 2018	Preferred Shares	$1.20	$1.5M

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $750,000
Discount Rate: 20%
Valuation Cap: $8 million
Conversion Provisions: In connection with equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share paid on a $8,000,000 valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Digital Music News: Thematic Surpasses 1 Billion 'Demonitization-Free' Song Plays for Repped Artists
TubeFilter: Michelle Phan's Latest Startup Helps Creators Find Free Music For Their YouTube Videos
MusicAlly: Social star Michelle Phan launches music-licensing startup

RISKS

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement



investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.



i https://www.tubefilter.com/2018/06/28/michelle-phan-thematic-music-youtube-videos/

ii https://soundstripe.com/blogs/youtube-creators-heres-what-you-need-to-know-about-music-licensing

iii https://www.tubefilter.com/2019/05/07/number-hours-video-uploaded-to-youtube-per-minute/

iv https://www.businessofapps.com/data/youtube-statistics/#5

v https://www.investopedia.com/articles/personal-finance/032615/how-youtube-ad-revenue-works.asp

vi https://soundstripe.com/blogs/youtube-creators-heres-what-you-need-to-know-about-music-licensing

vii https://autolikes.com/blog/2018/12/ways-avoid-copyright-strikes

viii https://autolikes.com/blog/2018/12/ways-avoid-copyright-strikes

ix https://www.dummies.com/business/marketing/social-media-marketing/10-things-to-know-about-copyright-and-youtube/

x https://www.creatorhandbook.net/how-to-avoid-copyright-strikes-on-curated-content/

xi https://www.musicbusinessworldwide.com/less-than-1-of-artists-are-top-tier-earners-on-spotify-so-what/

xii https://www.forbes.com/sites/melissamdaniels/2019/07/10/for-independent-musicians-goingyour-own-way-is-finally-starting-to-pay-off/#32ead7ff14f2

xiii https://www.dgtlnk.com/blog/promoting-independent-musicians-online/

xiv https://www.forbes.com/sites/natalierobehmed/2018/12/03/highest-paid-youtube-stars-2018-markiplier-jake-paul-pewdiepie-and-more/

xv PB Data pulled 9/30/2019

xvi https://elements.envato.com/about

xvii https://www.afr.com/technology/envato-the-most-profitable-startup-you-havent-heard-of-20161025-gs9xm6

xviii https://www.epidemicsound.com/

xix https://www.epidemicsound.com/creator-subscription

xx https://www.epidemicsound.com/campaign/artist/

xxi https://techcrunch.com/2019/07/01/epidemic-sound-raises-20m-at-a-370m-valuation-for-its-soundtrack-music-discovery-and-licensing-platform/

xxii https://www.songfreedom.com/about

xxiii https://lickd.co/faq

xxiv https://www.musicbed.com/

xxv https://www.youtube.com/user/MichellePhan/about

xxvi https://www.bizjournals.com/sanjose/news/2018/09/04/ipsy-subscription-cosmetics-startup-ipo-sale.html

xxvii https://www.inc.com/donna-fenn/meet-the-2015-30-under-30.html

xxviii https://www.forbes.com/sites/susanadams/2016/01/04/30-under-30-all-star-updates-michelle-phan/#700bb7476fae

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

5875 Blackwelder Street
Culver City, CA 90232
United States

Ladies and Gentlemen:

The undersigned understands that Thematic, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $750,000 in Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated February 5, 2020 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. pacific standard time on March 16, 2020 or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Del, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	5875 Blackwelder Street Culver City, CA 90232 Attention: Marc Schrobilgen
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Thematic, Inc.
By_____ Name: Title:

Crowd Note

Thematic, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Thematic, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $8 million.

The "**Discount**" is 20%.

The "**Offering End Date**" is March 16, 2020.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $750,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity

Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

  i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

  ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

 m. "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

  a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

  b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

  a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

  a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

   i. Converting this Crowd Note into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price, or

   ii. Obtaining the Corporate Transaction Payment.

  b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2 (a).

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 3 (a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. The Investor agrees to take any and all actions determined in good faith by the Company's board of

directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

3. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

4. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

6. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

7. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

8. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

9. **Escrow Procedures**. No investor funds shall be released from escrow until the Target CF Minimum is reached. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

10. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E

Pitch Deck



THEMΔTIC

The inspired creative exchange

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

Let's start with a story…





2015

tubefilter

Home | Streamy Awards | Cover Stories | Insights | Millionaires | YouTube | Branded Entertainment

YouTube Star Michelle Phan Settles Dispute With Ultra Records

By Sam Gutelle

" …the relationship between labels and online video content creators remains a gray area." -Tubefilter





NOW

tubefilter

Home | Streamy Awards | Cover Stories | Insights | Millionaires | YouTube | Branded Enter…

Michelle Phan's Latest Startup Helps Creators Find Free Music For Their YouTube Videos

"Michelle Phan is back and her new project reaches an audience of 80 Million" -TechInAsia

The Problem

Content Creators

Music is an important part of a video but **creators** can struggle to find and use popular music for their content



~1.5B
Demonetized YouTube videos due to music copyright claims[i]


Stock music libraries can take too long to search and may be uninspiring


Unlicensed music leads to copyright claims and demonetization

$
Licensing popular music can be cost-prohibitive

[i] https://blog.pex.com/what-content-dominates-on-youtube-390811c0932d and https://blog.pex.com/how-big-is-music-on-youtube-5fb7cc5d3f77. 84% of YT videos contain at least 10s of music. 5.2 billion videos uploaded to YT by 12/31/2018. ~35% of YT videos are claimed for copyright = 1.5 billion estimated demonetized videos.

Music Artists

Sharing music has been made easier in recent years but independent **artists** can still struggle to get their songs to influential content creators



1.1M
DIY music artists who need promotion[ii]


Digital music distributors may not promote your music


May struggle to convert music streams into real fans

$
Hiring music marketing services can be expensive

[ii] https://www.rollingstone.com/music/music-features/diy-artists-will-earn-more-than-1-billion-this-year-no-wonder-the-major-labels-want-their-business-830863/

The Solution



DIGITAL MUSIC NEWS

The LA-based Thematic is built on a simple premise: 'demonetization-free' licensing for content creators on platforms like YouTube in exchange for artist and song promotion.



THEMATIC

Thematic Surpasses 1 Billion 'Demonetization-Free' Song Plays for Repped Artists

https://www.digitalmusicnews.com/2019/06/06/thematic-billion-plays/

How It Works

Discover

Music artists submit a song to Thematic and its curation algorithm matches it to a content creator



THEMATIC
Search
Browse Music
Login
Sign Up
CRUSH
Crush
Crush - Single
Tessa Violet
Next Up
Recent Pickups
HIGH SCHOOL YOU vs CHILD YOU
HIGH SCHOOL YOU vs CHILD YOU: BACK TO SCHOOL | MyLifeAsEva
THRIFT FLIP | spicy DIY Clothing Transformation (Part 2) | JENerationDIY
BLOOPERS
The Girl Without a Phone - a Sleeping Beauty Story BLOOPERS
Crush
Tessa Violet

Take a test drive:
https://app.hellothematic.com/

Promote

Content creators download the song and Thematic generates a link to include in their video description which drives audience to the artist

Vanessa Manley
Published on Apr 20, 2019
SUBSCRIBE 202K
MUSIC
Music by La Hara - Mindful -
https://thmatc.co/?l=7E3434AA
Music by VALNTN - Mona Lisa -
https://thmatc.co/?l=A9A9910D



Report

Thematic identifies all song placements, reports them back to the artist and uses the data to inform its curation algorithm





Pickups
Videos that have featured Wild Cherry
I tried the IU diet + workout (kinda) for 3 days
Watch later
Share
3 DAY DIET
I tried the IU diet + workout (kinda) for 3 days
Yoora Jung
997,495 views
Giving my Korean frie...
GETTING READY FOR
FROM ZERO TO 100

2-sided network effects
Music artists and content creators provide data that drives value for both sides

Community-powered
Built by creators for creators







THEMATIC









Michelle Phan
Co-founder with previous success with startups and a massive following on YouTube + developed distribution channels

Not a music library
Netflix-style curated experience with new music constantly cycled through

Influence as currency
Licensing music through promotion

Audience migration
Converting dry music streams into new fans

Creators Using Thematic Include:



ODESZA



Lauv



Netsky



Taboo



Stephanie Poetri



Betty Who

Traction

25,500+ Creators

Thematic added 15,476 new members to its platform through September in 2019

3.5 Song Placements per Active Creator/month

Our premium pricing will start at 3 songs/month

4.73 Live Songs per Active Artist

Through September 2019, there were 1,159 live songs on the platform



57,500+ Song Placements

Have been generated across 32,000 YouTube and Instagram videos

1.5B+ Song Plays

The # of times Thematic songs have been played in creator videos

Audience Reach*: 357 million+

As of September 2019, total audience reach was 357.8 million



*Audience Reach: total number of followers / subscribers from the content creators who have published at least one video featuring music from Thematic

Planned Business Model

1. Freemium / Premium

30% of existing users are eligible for paid tier (by song uses per month)

2. Brand Integrations

20% fee from all transactions

3. Addl. On-Demand Features

a la carte pricing

Free Forever	STANDARD	PREMIUM
$0/mo	$8/mo	$25/mo
Up to 3 SONG USES	Up to 10 SONG USES	UNLIMITED SONG USES
YOUTUBE	YOUTUBE / INSTAGRAM	ALL PLATFORMS
LIMITED SONGS	STANDARD SONGS	PREMIUM SONGS
24/7 SUPPORT	24/7 SUPPORT	24/7 SUPPORT

Team

Unique team that blends the Music, Creator, and Technology sectors

⚡ **Previous experience**
Ipsy co-founder

🔊 **Large influence**
Built-in online audience

🎵 **20+ years in music**
Licensing, Digital Rights Management (DRM), Management

🗺 **15+ years in software**
Extensive SaaS experience

🚀 **Experienced advisors**

TEAM



Michelle Phan
Co-Founder & Board Member
Co-Founder Ipsy, Founder Em Cosmetics & Divinium Capital



Marc Schrobilgen
Co-Founder & CEO
20+ years in music and content 9+ years of building music platforms



Audrey Marshall
COO
9+ years in digital rights management



John Dickens
CTO
15+ years of engineering and system architecture



Christian Martin
VP, Business Affairs
15+ years managing legal/IP for superstars, record labels, & managers

THEMATIC

Raising Capital

To fully automate our product, turn on monetization, and test our traction channels



New Hires — 45%

Operations — 18%

Product Development — 25%

Marketing — 12%

→ **Target close:** Q1 2020

→ **Introduce revenue features:** Q1 2020



How We Got Here

Nov 2016

Private Beta

Launched MVP of product in private beta with Ipsy community to validate and test product

Jan 2018

Tech Buildout

Dev team joins full-time to build out feature-sets

June 2018

Vidcon Launch

Opened our public beta to select communities and generated 3,000 waitlisted users

Nov 2018

10,000 users

Inked partnerships to grow user base on the platform

Aug 2019

Business Model

Conducted user interviews and cohort analysis to build out product roadmap and pricing model

Bootstrap

Founder Investment
$1.5M



Product Roadmap

Q1 2020
Improved Discovery Engine

Leverage emerging technologies to improve digital rights tracking

Q1 2020
Turn on Revenue

Integrate payment system and implement creator paywall

Q2 2020
Platform Expansion

Scale to support other creator platforms (Twitch, Facebook, Firework)

Q2 2020
Launch Artist Dashboard

Re-launch our artist dashboard with advanced analytics and features

THANK YOU!



THEMATIC

Risk Disclosures

<u>**Investment Risk**</u>

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>Company Risk</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Sound. Sound is essential to us as people. As animals. As creators. Where would creation be if there was no sound? No music? No feeling? To me, music is an essential part of what I create. If a song isn't perfect, video is completely ruined. The music pieces together more than anything else in the videos. The sound brings the video to life, it grabs them by their ears and pulls them in with their eyes. Finding the right music can be tough. Having to worry about copyrights, wondering if you're safe using a song, or even in the end just having your whole video taken down all together.

Recently I've stumbled across a platform, a new friend of mine's made, called Thematic. Thematic is a platform where creators and music artists come together as one to benefit one another. Artists can submit music for free use for creators across YouTube and Instagram in return for credit. This is a huge step for creators and I'm surprised it hasn't been done before. To be able to publish your music somewhere that creators will be able to use of audiences of one subscriber to potentially millions of subscribers, I think the opportunity is insane.

The platform was created to offer a worry-free environment for creators like us and opportunities to the music artists that keep us creating. The platform itself is amazing. You can create projects for specific videos, specific moods or even just projects for your own favorite tracks. The music stays fresh because some tracks are taken down and more tracks are added every now and then. There's featured songs across the home page and albums categorized to help your needs. There's a huge selection to choose from. Videos that use Thematic may even get featured on the home page itself. A perfect way to connect creators in a single platform, through the power of sound. All of this is free for both the creator and the music artist, which is even crazier.

I love supporting creatives, whether they make music or take photos, whatever it may be. Sound is everything in my content and this just made it a whole lot better.

That's why I'm excited to share that Thematic is offering a unique investment opportunity. Check out equity crowdfunding campaign at Microventures.com

Thank you, Thematic, for bringing the creative world together, one step at a time.

Exhibit G

Webinar Transcript

Brett:	Hi, everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us for the webinar today. Today we'll be hearing from Thematic, a music licensing platform for content creators and artists. We are joined today by Marc Schrobilgen, the co-founder and CEO of Thematic.
Brett:	Marc is, as I mentioned, the co-founder and CEO of the Thematic responsible for running all facets of the business. Marc has a proven track record of executive management with over 18 years of experience and founding, developing, and successfully running music and media ventures with a digital and technology focus.
Brett:	Prior to engaging in music related entrepreneurial ventures full time, Marc spent eight years at Sony Music where he led the West Coast digital operations for Sony Music Studios and oversaw production and engineering of artists' driven content initiatives across all multimedia formats. Marc went on to co-found Threshold Sound, a full service recording studio and post production facility working with acts such as Kanye West, Incubus, Heart, Ozzy Osbourne, Green Day, and Linkin Park.
Brett:	Next Marc co-founded Spin Move Media LLC, a music media marketing venture that specializes in accelerating the collaborative marketing power of digital media influencers, music artists and brands through synergistic marketing campaigns and content initiatives. In conjunction with Spin Move, Marc launched the Spin Move Network, a music-focused multi-channel network that manage digital initiatives and YouTube channels for artists such as Jennifer Lopez, Miley Cyrus, Richie Sambora, and Taboo from the Black Eyed Peas, as well as developed influencer campaigns for music companies including Warner Records, Interscope Republic UMG, and Sony Music.
Brett:	Marc is passionate about building compelling digital tools and providing meaningful resources that will empower emerging and established music artists, allowing them to more effectively contribute to the creation of content properties across a larger digital creator community. How are you doing today, Marc?
Marc:	I'm great. Thanks, Brett. Thanks for having me.
Brett:	Yeah, thanks for joining us. So real quick, before we get started, just wanted to let everybody know what the format is going to be today. So you should be able to see the Thematic deck on your screen. This is actually Marc's screen that he'll be sharing with us. He's going to spend about 10 minutes or so going through the presentation. And then, during that presentation, we encourage you to send in any questions that you have.
Brett:	If you go over to your GoToWebinar control panel under the Questions tab, you can submit questions there. Feel free to do so during the presentation. They won't interrupt Marc. They'll go to me. Then when the presentation is all wrapped up, we'll go into Q&A and we'll address anything that's been submitted and field any other questions that anybody else might have at that point. With that, Marc, I'll let you take it away and introduce everyone to Thematic.
Marc:	Thanks again, Brett. The one thing as we walk through this deck, we're currently in the 500 Startups accelerator program, which has been a great resource for us to really work on our go-to market strategy,

look at growth in a different way, and really retool all things. So this is really a caveat to some of these… Some of the slides on the deck need updating and so forth. So with that, I'll just get into it.

Marc: As Brett mentioned, I have a background in building solutions for YouTube content creators and platforms for the last 10 years. And one of my ventures was Spin Move Network, which was a music-focused MCN, which means we manage digital rights for music artists, and built out their footprint in the YouTube ecosystem. And working with that venture led me to meeting Michelle Phan, who was very prominent at the time, YouTube. Actually, she was on the rise back in the day, YouTube content creator and the beauty lifestyle space. And she always used great music and our content and these music artists were starting to get noticed. There was a light bulb that went off of like, "Wow, this is the new radio model. You have tastemakers that are now becoming outlets for music artists to reach in order to gain exposure."

Marc: We started working early on with Michelle and with the artists that I was developing on Spin Move and we found a great one-to-one value proposition between music artist content creator on the platform. The hard part obviously was to make sure that we had a seamless transaction between rights and we could monitor that and make sure that value exchange was maintained. And that we could be transparent in the data that we were sending back to the music artists so they knew exactly who was using the music and when.

Marc: We started working in earnest with Michelle in 2012-2013, when we launched an initiative called Phan Network, which was her beauty lifestyle network that was built off of one of the Google-funded initiatives in that timeframe of 2012-2013. And it was a big initiative. What it really was set out to do was to get content creators and traditional media companies to come together and start creating content in a new way. That's when we started really working with music artists and Michelle, and in that capacity and really seeing how lifestyle-driven content can drive awareness for these emerging music artists.

Marc: With that said, we'll go into why we started Thematic, and the story behind that. Before Michelle and I started working together, like I said, I was noticing she was using music and it was getting noticed. Back in the day, in the early days of YouTube, it didn't require a lot of rights clearance, you just had to say you had permission. And she would get permission from record labels to use music because they saw the same thing I was seeing that there was an opportunity here.

Marc: She got permission and everything was fine until you start getting a lot of attention, and Michelle started blowing up. And then that's when publishers and other rights holders came out and said, "Well, wait a second, I didn't clear that, and I'm a third writer on this." The record company wasn't doing their job, which obviously presented an opportunity for me coming from a record label to say like, "Okay, well, they don't know this ecosystem, and they don't know how this is going to work. They're not covering their butt."

Marc: Michelle ended up having to settle this. But what ended up happening was she saw an opportunity. She said, "Listen, this is going to be bigger, because there's going to be creators that are going to be much bigger than me. This is going to be a huge, huge problem. With what you're doing at Spin Move, Marc, do you want to come together and build something that we could scale to the broader creator community?" And I said, "Yeah, let's do it." So that's when we came together and started working.

Marc: If we look at the problem from a size perspective, the core of this is a two-sided problem, which is what we always discovered. We always had music artists that needed promotion. They couldn't rise above the noise. There were so many new artists because the tools to create the music and the tools to creating content was leading to so much content being created overall. It was fragmented. There was confusion around rights. People were getting strikes. If you've been keeping up in the news, this problem just keeps propelling, getting bigger and bigger and bigger, because there's more at stake, and the creator economy is now big enough to where people are starting to pay attention.

Marc:	What we decided to do is attack this problem with the logic in the back end and the rights management systems that we already had in place with Spin Move and productize that to solve this. So for the content creators, like I mentioned, they are getting demonetized, they're getting hit with copyright claims. If they try to license music, it's going to be very expensive. So what they end up doing is just defaulting to the most conservative way of creating content, which is royalty-free music or YouTube Music Library. And content creators are looking to elevate their message and their content, not look at ways to just get it out there and it not resonate. That was the big problem that we wanted to address.
Marc:	On the music artists side, same thing in terms of being able to reach these influencers. It was a very manual process. You would have to know Michelle Phan, or have to email her cold, or do all these different things to try to reach these influencers. So the idea was to have a seamless delivery system where music can flow to content creators. There's a one-to-one value exchange between those artists already. So really just attacking the problem head on with the tech is really where we started.
Marc:	Our solution, as I mentioned, was to build a platform where music artists can get their songs in the hands of influential content creators, and those content creators can then use that music in their content for free in exchange for giving artists promotion. And real artist's promotion, meaning they're putting the promotion links into the description. We're tracking those conversions, we're bringing real audience to the music artists. So they're actually seeing that.
Marc:	On top of that, they're being able to see who's using their music and what communities. And that data's important now to music artists, especially independent ones that are looking to leverage data to build their own brands. Because we view music artists, influencers, all in the same pot of the creator economy, where they're all brands essentially. No one really looked at building product placement for music artists as always brands. You would give lipsticks or whatever out to influencers and hopefully they would like it and use it and promote it. And so this is that solution, but with music.
Marc:	I went over a little bit of the mechanics of how it works. So this is an overview of the actual delivery system. We onboard music and then what we know about that music in our system, it informs our curation algorithm, which is both a manual and automated process at this time. As we continue to build this product and we collect more data, it informs our system, and we get smarter. So now we're able to know and identify which content creators would resonate with which music based upon past usage, their Spotify playlist, all these other things; so what we know about the creator.
Marc:	It's really, the opportunities become a seamless mechanism for not only the music artists getting their music out there and promoting it, but also for content creators to have the ability to find the right song at the right time for their content. Content creators download that song to use in their content, and Thematic also generates an unique link to that creator for that song. And every time that creator puts that link in their description, it tracks that and informs our system. We deliver that data back to the artist and we report it.
Marc:	That's really where the magic happens because then they see all these different creators and influencers, they're now engaging with them, promoting them back. So there's this virtuous cycle of promotion and awareness. And that's what we saw working early on with Spin Move, but it was in a very manual capacity. I would have to call up an artist and say, "Hey, so-and-so creator used your song. Did you see it?" "Oh, no, I didn't see it." "Okay, well check it out." "Well, you should probably like promote them on your Twitter or whatever." So it's very manual. Now this is all automated, and it's working really great.
Marc:	When we look at building these solutions, music was always a hard thing to tackle. As Brett mentioned, my background is in music from traditional record label all the way to the wild-wild west of the creator ecosystem that exists now. And so music's always had a hard time because there are so many traditional models and thought process that goes to clearing music and the sync rights, et cetera.

Marc:	The idea was for us to not necessarily be a repository for music tracks, like a traditional music library. This is a rotation of new songs nd giving them a rotation where those songs can be then picked up by these influencers and promote it and then they take their song off and then they're able to leverage what traction they built on the community and they can say, "Okay, well listen, my songs got 50 song placements in automotive community, maybe it's time to start talking to Fiat and Ford and say, 'Listen, my music my brand is resonating within your community, let's do a deal. Why don't you sponsor my tour?'"
Marc:	That's the power of the data that we're collecting and giving to these artists, because that's key in building these individual DIY, independent artists, however you want to label them. But they're all brands themselves. So we're not a music library. We value influence as a currency because the creators do. It's not about monetizing streams all the time. That's a big part of it. It's not the biggest part.
Marc:	You're seeing a lot of trends and talks about the move from the focus of monetizing consumption to monetize and fandom. And part of that is being able to leverage influence as a currency. We have a mechanism and a license that incorporates that approach. And as far as I know, nobody else is doing it in that way.
Marc:	We migrate audience, so there's not just, "Hey, we're going to promote your music and hopefully people listen to it and discover you." No, we're actually taking those new fans, moving them to your platforms, and then you're being able to see who they are, be able to engage with them, and then build your business off of them.
Marc:	Michelle Phan, who is our co-founder, she's the pioneer when it comes to building community, building her own brand. She had a successful brand that she built off of a community called Ipsy, which was a huge, huge monster, it still is one of the top five subscription models behind Amazon. It's immense, and that was using that virtuous loop concept of giving products, putting them in the hands of influencers, having those influencers create content, use the product, and promote the brands back. And that virtuous loop is really what propelled Ipsy. And it's become the juggernaut that it is today. So, it's an amazing story.
Marc:	Having her blueprint, her track record, her vision, her approach, and built-in networks, obviously is something that's hugely valuable to our company and distinguishes us. So we're community-powered. So what that means is everything that we do is with the collaboration of community.
Marc:	When we launched our initial prototype and beta, it was with Ipsy's creator community. And we asked them what they would like built, what's their problems. "How could we build this with your approach in mind?" We were doing that on the music side as well. And that's where we came up with the beginning of a working prototype and MVP of our product. And to this day, we continue to iterate on that with more input from broader range of communities in different lifestyle verticals. I mean, beauty creators create content in a different way than choreographers do, and fitness, and all these different lifestyle verticals.
Marc:	We are putting together an influencer advisory board of those people who can spearhead their own verticals and help us develop this product that will serve the community at large. And we have the two-sided network effects that I mentioned of that virtuous cycle of they both provide this data that drives the value for both sides.
Marc:	The creators that we have using Thematic, we have a lot of them. The past relationships that we had with Spin Move really unlocked the first adopters, the early adopters of our platform. So we worked with [inaudible 00:20:06] very early on in his rollout and used that as a case study. Odesza is another one that Michelle has a personal relationship with. And we wanted to get buy-in from established artists as well like, "Hey, listen, this is valuable. I'm an artist that's signed to a label, but I also need this kind of promotion." We've been working with labels for many years, and we do influencer campaigns. They're

paid and it's a little bit of a different business model. But the concept is the same where they need to expand their promotion.

Marc: Here's our traction slide. This is all organic growth. We have not spent any money on paid acquisition yet. So this is just the platform self-promoting itself, the earned media created by content creators and partnerships, allowing their creators and music artists to use the platform.

Marc: We average about 3.5 song placements per active creator a month. That's our true north metric in terms of mapping back to a subscription model of what we feel we can eventually charge premium content creators who use our service at scale and need to have multiple channels and creating a lot of content. So we're using those kind of cohorts and able to guide us on our business.

Marc: On the music side, we have 57,000 song placements. And we're now building on the momentum with 500 Startups to start looking at our business model. They're helping us with our growth strategy. They're helping us with our tech advisory, our roadmap, everything that goes along with it.

Marc: Initially, we were talking about building a subscription model for content creators, based on how often they use the platform, what platforms they use to distribute content, and the access to different tiers of songs. We feel that that's still a good baseline for us. But we're also looking at different ways of introducing feature sets that allow us to monetize in different ways. Like I said, it's community-driven. So we're taking our cues from the community. They tell us what's valuable to them. They tell us how much they would pay for it likely. And then we use that to guide our model.

Marc: The team; we talked about Michelle and myself, Audrey is someone that I've been working with through all of this with Spin Move for the past 10 years. Christian, Audrey and Michelle, we've all been working together in different iterations of business. So our team has a great track record, like I said, building solutions for the YouTube community and music sectors.

Marc: Part of this fundraise is to increase our roadmap, obviously, but then to fund our growth. And the way that we're looking at the allocation of capital is really in the tech, the new hires covers a lot of the tech development we feel that we need. We're better served having people in-house who are driving the product and who can help us with working with the community and building out those feature sets. That's key to this thing working really well.

Marc: We have a budget for marketing. Like I said, we spent zero dollars so far on marketing, which is great. It's been able to get us very far down the line. Operations, we have pretty low overhead, considering a lot of the overheads amortize between several initiatives going on within Michelle's orbit. We're able to work with her in her office space, collaboratively with other initiatives that she's working on, which will help bolster and boost Thematic's growth.

Marc: In terms of our timeline and how we got here, as I mentioned, we were in a private beta with Ipsy. We were able to validate that, get an MVP out there. In January 2018, Michelle saw that this is going to work. She wanted to then say, "Okay, well let's get a product out. Let's get a public beta by VidCon, which is our big tent-pole event for content creators in the summer, every year. And we'll make a big announcement. We're roll it out."

Marc: So, we pulled in the team-full time. She put in an investment of 1.5 million. And we were able to then get everybody off of nights and weekends and pull them in full-time and we jammed and we got this thing out. And it was a great success at VidCo launch. We had a huge wait list. It was great promotion. We had a use case that we set up during VidCon with an artist named Tessa Violet. She was performing live while we were rolling this out to content creators so they could really see the collaborative spirit and nature of what we were building.

Marc:	In 2018, November, we hit our first milestone of 10,000 users on the platform. We were able to leverage that to start looking at partnerships so that we could have our scale in place. In August 2019, we worked really hard on developing our business model, as I mentioned in the previous slide, of running interviews, building out cohorts and our pricing model. And we're taking all that information and now working with the great mentors and advisors at 500 to really craft our go-to market strategy, which we're excited to launch.
Marc:	Product roadmap. So the curation engine that we have built is a combination of automated and manual processes. So we want to fully automate that. That's what we're working on right now. We also want to start turning on revenue. We'll be testing that as well in the next few months with 500 Startups. And then we want to start expanding, in the summer, two different platforms.
Marc:	We've already done some use case integrations with some apps that are based in creating content and content promotion and distribution and seeing what that would look like of how we can go beyond YouTube and Instagram and start working with TikTok and Twitch and even Peloton. Anywhere where there's music discovering an audience, we want to be at the forefront of closing that loop.
Marc:	We'll also be launching an artist dashboard. This could be something that we build out ourselves or we are also in discussions with other companies that built great CRM tools, which is the new fad for the creator economy and managing your fans and managing your customers in essence. So, we want to incorporate that. We want to build some things that are right fit for what we have now. But we also want to expand into other areas where CRM could be an overall great tool for music artists. That's Thematic, where we are today. I'm happy to answer any questions and thanks for letting me walk you through that.
Brett:	Thanks, Marc. I appreciate it. We did have a few questions submitted. We also had some people join a little late. So, for anybody who did come on after we had done the introduction, just to let you know, there is a Questions tab on the on your GoToWebinar control panel, and feel free to submit them now as we're moving into the Q&A portion.
Brett:	I had a couple of questions myself to kind of get things started specifically about the platform. In addition to the community that you guys have built, which I think you showed some statistics there about how many songs have been placed and how many streams have been made, it's really pretty really impressive, the size that it's gotten to. But to me, the real value add is how you guys manage this whole process for the song creators specifically.
Brett:	I would love if you could tell us a little bit more about that. And really in specific, how do you guys handle things like exclusivities, licensing rights. I'm sure a lot of this is in your sort of terms and conditions, but seems to me that that's a big barrier to entry for anybody else who might want to get into this.
Marc:	Sure. I don't know how deep I can go into without putting everybody to [crosstalk 00:31:14].
Brett:	Don't give away the secret sauce, but just-
Marc:	No, no, I'm not worried about that. But it's very complex; rights issues when it comes to music, very, very complex, which is why a solution like Thematic is needed. So the way that we approach it is, music artists will submit music, and we have eight points of criteria that we look at to verify, one, to make sure that their song doesn't already exist in YouTube, there's no rights issues or claims on it already. It's our first, really, soft verification process to see if we can move forward with onboarding music.
Marc:	We look at a lot of different data points when it comes to onboarding that music; if it's a right fit for the community, do we have a match on the other side? So we start checking the boxes. They have to rep and warrant that they own and control the master in publishing. We do what we can to verify that as best as we can using built-in technology, content ID, soon ACR technologies that can best verify this for us, that's

part of our roadmap, and feature integration that we want to do. But right now we're relying on the artists just as they would submit music to TuneCore or any other DSP aggregator, you have to rep them more on that. That's the step when it comes to onboarding music.

Brett: And then I guess there is some form of agreement between the content creator and the music artists that says that they're signing over the rights to them to be able to use for, potentially, commercial purposes.

Marc: Right. It's a gratis license in exchange for promotion. So, while the songs do not live on Thematic, or they're not intended to live on it for a while, like I mentioned, it's a rotation. It's evolving; the music's coming in, and old music cycling off. It's up to the artists right now to really decide how long they want their music on there. If they're seeing great traction, they may want to continue to keep it on there. If not, then maybe they're like, "Okay, great. Let me move to a different song." But we're giving them actionable data and so they can make informed decisions.

Marc: The idea with that is they sign a gratis license in exchange for promotion. And then we verify that the content creator who's using the music artist's song has the link in their description that's done through our technology on the back end. If a Thematic creator uses that music, and they did not put their promo link, they will get an email reminding them like, "Hey, this is your part of the contract. Don't forget, you've got to put your link in order to make this thing work and you to be compliant." So they do that. If they don't end up doing that, we just claim them and we collect AdSense on that video. We haven't had that problem yet, but that's the fallback.

Marc: The idea has been the platform to remain a claim-free experience for content creators. That's why they're opting into this because they don't want claims. So that's why there hasn't really been any issues on people putting links in and then being reminded to do so later on. They always put their links in.

Brett: Got it. I mean, you think about an independent artist, that's a lot of value add that you're bringing to them for being able to handle a lot of that process and especially the automating it. But you-

Marc: You would have to do separate license with each content creator, and most likely they wouldn't do it at all, which means that there's risk and exposure. And then that's why people use [inaudible 00:35:22] all the time every day. It seems like there's another case of infringement or something where it becomes just untenable at that point.

Brett: Yep. And then you mentioned a little about your onboarding process in that last response. And there were a couple of times during the presentation you talked about your curation engine, trying to match songs with different content creators. What is the vetting, and if there is one at all, process of new music that's onboarded onto the platform? In other words, prior to even trying to match content creators with specific songs, is there even a threshold that music needs to make? Or is it more like a YouTube where anybody can create an account and start uploading music to the platform?

Marc: Well, as you know, music is subjective. And that's one thing that I've learned very early on in my music career. We want the community to dictate traction. So we're setting up our platform to really be able to exploit that. How do we give the community a voice and not just have some people at the top who are making decisions on what's good and what's not good.

Marc: That said, in those eight checkpoints of criteria, we look at different things. If we're seeing the majority of content creators are creating a specific content, maybe it's not appropriate for metal music. So we silo that into maybe a different type of content vertical when needed. We don't have a lot of content creators in specific verticals yet that would require different types of music.

Marc: We're really looking at, as we expand in scale, horizontally to different lifestyle verticals to be able to have the music be part of that. And like I mentioned earlier, the influencer advisory board, those are the ones that are really going to be guiding the music taste of their audience. They know their audience better than anybody. Michelle knows her audience better than anybody. And so we're looking at taking cues from that. They're the new DJs in radio stations of this ecosystem, so we look to them.

Brett: Got it. That makes sense. We had a question from somebody here that was along those lines. I'll read it aloud and then there's a kind of in-piece that I think is interesting to talk about. So it just said, "What kind of music is suited? I represent many artists from Holland who operate in the harder styles, could that be uploaded?" Obviously, based on your response to that last question, it sounds like anything can be uploaded and it's really up to the community to figure out what music is suited for what content creators.

Brett: But the last piece was, "Is there any options for music to be promoted by the platform?" This may lead into the some of the business model exploration you guys have been doing with 500 Startups. But is there the opportunity for artists to promote or I guess, get higher rankings if they're paying the platform? Have you guys explored that kind of opportunity?

Marc: Yeah, that goes back to what we were doing at Spin Move and influencer campaigns. We work with independent labels who had marketing budget and would want to target influencers and we would put together campaigns. We do that now still, but we leverage the data of Thematic to know and identify influencers who can drive huge value and ROI for the artists and labels.

Marc: There is an opportunity to do that. It's not our core feature of our product. We want to service independent music artists that don't really have access to a lot of budget, who want to just put their music out there. But at the same time, there's no guarantee that anybody will pick it up. We do our best to match that. That's why we go through that huge onboarding process. But yes, there are opportunities for acceleration. And as we built this out and collect more data, we'd be able to target right-fit influencers, who maybe may want to use that music and get paid to do so. But it's just influencer marketing at that point, and it becomes more like a FameBit or Lilio, or any of these influencer marketplaces for music. There is a plan for that in terms of a marketplace. But it's really leveraging our data, what we know about the community to make sure that we're building that in an appropriate way. And we're driving value.

Brett: Just like any sort of platform, it's been a big trend in tech these days. Internet's allowed for a lot of these two sided marketplaces to arrive. And I'm always curious when I'm looking at these. You've got a supply side and a demand side, so in your case, if you want to consider the content creators, the demand side and the supply side being the song artists. When you guys look at building that, obviously, you're trying to keep things somewhat level between the two, which end of the platform seems to be where you run into a little bit more challenges on growth, and then how do you guys look to address that?

Marc: So, the challenge is the balancing act you described. So in order for the efficacy of the product, we need to ensure that there's a good balance of songs versus creators who need songs. As our recommendation engine gets smarter and more informed, we can have more songs because the songs being surfaced to those content creators are more niche and recommended. So they don't necessarily see all the songs, they see the songs that are relevant to their content. We can onboard more songs and don't have to worry about that balancing act so much.

Brett: That makes sense. Great. Well, we-

Marc: Did I answer all that question? I'm sorry. Was there another part-

Brett: No. I think that that certainly helps and at least clarify. I think that every one of these platforms has kind of different tactics they use in terms of… and different problems they're solving. You're solving one problem for the demand side of the funnel, and you're solving another set of problems... Or I guess I should've said a set of problems. And you're solving another set of problems for the supply side. I think being tuned into the needs of both sides of the marketplace is really important. And it sounds like you guys, you understand that. And part of the growth is just tweaking how you address both sets of problems.

Marc: Yeah. It's interesting in terms of the supply/demand sides. I mean, we're looking at all creators as brands, and everybody is a creator at the end of the day. It's the music that's this thing that gets passed back and forth and used and utilized and built upon. And it's a mechanism to build your audience. Just as my lipstick example of product placement, there really isn't a way to do that now with music. And utilizing this great resource that can help tell stories and amplify content and align with brand identity, to think about it in a way where we're building both sides of that marketplace.

Marc: Because these content creators are influencers and these music artists are influencers themselves, and they both have the same objectives. It's great to see them come together, support each other, and the content on both side is being amplified. If an independent artist is being able to then monetize, build their own brand tour, all that, it just leads to better content being created from them. And same with the content creators who are creating video content.

Brett: I think that's a great way to sum up the conversation we've had today. I want to be cognizant of people's time in about 45 minutes. And there will be many folks that are listening to this as a recording. So we're going to look to wrap up here.

Brett: We did get a couple of questions regarding the investment terms of the opportunity. We, per regulation, are not able to discuss those over the webinar. So don't feel like I was ignoring you. I did see those tried to respond privately to some folks. But if you have more questions about what the terms of investment is, you can go to app.microventures.com/crowdfunding/thematic, and that'll take you to the direct page of the Thematic on the MicroVentures website.

Brett: You can also just go to microventures.com and click on the 'Invest' button at the top and then scroll down, you'll see that Thematic tombstone. You can click on that and that'll go to the same page. There's a lot of information there. We try to be fairly thorough when putting that together alongside the Thematic founders and team. So you can find not only the deck that Marc went through today, but plenty of other information around the market and opportunity, and then, as I just mentioned, the terms.

Brett: There's also discussion forum. So you can ask questions there for the folks that didn't listen to this live and are going to be listening to the recording. You can feel free, if you do have questions, to ask them there. Then of course, if you'd like to invest, we'd love to have you be a part of this. I'm sure the Thematic team would as well. The top right of Thematic page, there's a bright orange 'Invest' button. You can click that. If you don't have an account, you can set one up pretty quickly and then go through the process. Marc, is there any kind of final thoughts or anywhere else you'd like to point people before we sign off here?

Marc: Sure. So we had an article on Digital Music News that came out a couple of days ago. We're really excited about it and I encourage people to go check it out. If you google Thematic Digital Music News, or maybe there's a link that we could send them. But it really gives a great overview of how this is unlocking the creator economy and a lot of case studies and people talking about it, other than just me tooting Thematic horn. I encourage people to maybe go there as well.

Brett: That's great. I appreciate it, Marc. Thanks to everyone who joined for the live webinar today and asked questions, and thanks to anybody listening to this recording. We really appreciate your time. I know everyone's busy, so carving out 45 minutes to hear more about this means a lot, and we hope to hear more from you. Marc, thanks again for your time as well and sharing more about the company. And that's going to do it for us today.

Marc: Thanks to everyone listening and thanks to you, Brett. Appreciate it.

Brett: All right, take care.

Marc: Okay, bye.

Brett: Bye.